CALDERA CORPORATION
A Florida Corporation

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER


NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


     This Information Statement, which is being mailed on or about November 25, 1998, to the holders of shares of the Common Stock, par value $0.0025 per share (the "Common Stock"), of Caldera Corporation, a Florida corporation (the "Company"), is being furnished in connection with the appointment on November 18, 1998, of three persons (the "Designees") to the Board of Directors of the Company (the "Board"), to be effective on the tenth day after the filing of this Information Statement with the Securities and Exchange Commission and the mailing of such Information Statement to all holders of record of the Company's Common Stock at the close of business on November 24, 1998. On such tenth day, Richard Cook, currently the sole director of the Company, will resign from the Board. Prior to such resignation, Mr. Cook will appoint Radd
C. Berrett and Richard A. Ford, who in turn will appoint Jeanie Hildebrand to the Board.

     On September 30, 1998, Radd C. Berrett acquired 67,787 shares of Common Stock for $75,000, and a control group, consisting of eleven persons, represented by Richard A. Ford (the "Ford Group") acquired a combined total of 67,787 shares of Common Stock for $75,000. The funds used to purchase the shares were the personal funds of Mr. Berrett and the personal funds of each member of the Ford Group. The shares were purchased in a private transaction through Richard R. Cook, a director of the Company, from current directors of the Company and eight other shareholders. The shares acquired by Mr. Berrett and the Ford Group each represent 40.77% of the outstanding shares of common stock of the Company and combined represent 81.55% of the voting control of the Company. On October 26, 1998, Mr. Berrett was appointed as President and Chief Executive Officer of the Company and Mr. Ford was appointed as Secretary, Treasurer, CFO, and Principal Accounting Officer of the Company. Prior to such date James Allen Thumser and Donald S. Thayer resigned as officers and directors of the Company, and Richard R. Cook was the sole remaining director. Thus the parties have acquired control of the Company by virtue of their voting control of the Company and appointment to management. Although Mr. Berrett and the Ford Group have denied that combined they constitute a group, Mr. Berrett and Mr. Ford have agreed to serve as officers of the Company and to stand for appointment as directors. Mr. Cook, the sole director has appointed Mr. Berrett and Mr. Ford as directors of the Company, subject to the requirements of this notice.

     No action is required by the shareholders of the Company in connection with the appointment of the Designees to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder, require the mailing to the Company's shareholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors (otherwise than at a meeting of the Company's shareholders) occurs.

     The information contained in this Information Statement concerning the Designees has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Company are located at 3156 East Old Mill Circle, Suite 100, Salt Lake City, Utah 84121.

VOTING SECURITIES

General

     As of November 18, 1998, the issued and outstanding securities of the Company entitled to vote consisted of 166,251 shares of Common Stock. Each outstanding share of Common Stock is entitled to one vote.

Change in Control

     As described above, as part of the transaction in which Mr. Berrett and the Ford Group purchased 135,574 shares of Common Stock of the Company, the Company's current Board agreed, subject to compliance with applicable Federal securities laws, to take such action as is necessary to enable Mr. Berrett and the Ford Group to appoint the Designees to the Board. Mr. Berrett and Mr. Ford, the representative of the Ford Group, designated themselves and Ms. Hildebrand to become the new directors of the Company.

Principal Shareholders

     The following table sets forth certain information furnished by current management and the Designees concerning the ownership of common stock of the Company as of October 27, 1998, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors, executive officers, and Designees; and (iii) directors and executive officers of the Company as a group:

                               Amount and Nature
Name and Address                 of Beneficial
of Beneficial Owner               Ownership(1)               Percent of Class

Richard R. Cook                          -0-
2253 River Ridge Rd.
DeLand, FL 32720

Radd C. Berrett                      67,787(2)                     40.77%
3156 East Old Mill Cir.
Salt Lake City, UT   84121

Richard A. Ford                      67,787(3)                     40.77%
10584 S. 700 E. Suite 228
Sandy, UT 84070

Executive Officers and Directors
as a Group (3 Persons)              135,574(2)(3)(5)               81.55%

Jeanie Hildebrand                     6,756(4)                      4.06%
3187 South Higbee Cir.
West Valley, UT 84119

The Ford Group(5)                    67,787(5)                     40.77%
10584 S. 700 E. Suite 228
Sandy, UT 84070

Frank E. & Susan Freeman             10,000                         6.02%
4250 N. Michigan Ave.
Miami Beach, FL 33139

Eugene G. Harris                     10,000                         6.02%
5885 NW 18th St.
Miami, FL 33152


     (1)Unless otherwise indicated, , this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.
     (2)Mr. Berrett has agreed to vote his shares with the Ford Group to vote for the Designees as directors of the Company until a new business venture is located for the Company.
     (3)Of these shares, Mr. Ford owns directly 6,071 shares. Mr. Ford is a member of, and the representative for, the Ford Group and is therefore deemed to share voting control of these shares with such group.
     (4)Ms. Hildebrand is a member of the Ford Group and is therefore deemed to share voting control of these shares with such group.
     (5)This group is represented by Richard A. Ford, , an executive officer of the Company and one of the Designees, and consists of the following persons who own directly the number of shares indicated: Richard A. Ford (6,071 shares); Development Investors, a Nevada corporation controlled by Gary Harden (6,756 shares); Carmen Williams (6,756 shares); Jeannie Hildebrand, one of the Designees (6,756 shares); Edward Hall, Jr. (3,834 shares); Mary Ross (3,834 shares); Terra Equity, a Nassau, Bahamas corporation controlled by Martin Trembly (6,756 shares); Lana Hall (6,756 shares); Billie Suter (6,756 shares); Jones and Johnson, a Wyoming corporation controlled by Wayne Jones (6756 shares); and Asset Transfer, a Utah limited liability company controlled by Boyd Mackay (6,756 shares). Each of the members of the group is deemed to share voting control of the shares with the other members of the group. The group has agreed to vote their shares, together with the shares owned by Mr. Berrett, for the Designees as directors until such time as a new business venture is located for the Company. The members of the Ford Group acted together in acquiring the shares beneficially owned by the group, but have no arrangement or understanding pertaining to the disposition of such shares.

INFORMATION REGARDING THE DESIGNEES,
DIRECTORS AND EXECUTIVE OFFICERS

Directors, Executive Officers and Designees

     The following table sets forth certain information regarding the Designees and the current directors and executive officers of the Company. The current sole director will not continue to serve as a director of the Company after the appointment of the Designees:

     Name                         Age               Position(s) with the Company
     Radd C. Berrett              34                  President & CEO
     Richard A. Ford              43                  Secretary, Treasurer,
                                                      CFO, and Principal
                                                      Accounting Officer
     Jeanie Hildebrand            45                  None
     Richard R. Cook              53                  Director

     On the tenth day after the filing of this Information Statement with the Securities and Exchange Commission and the mailing of such Information Statement to all holders of record of the Company's Common Stock, Richard R. Cook, currently the sole director of the Company, will appoint Radd C. Berrett and Richard A. Ford, two of the Designees, to fill the vacancies created by the resignations of James Allen Thumser and Donald S. Thayer who recently resigned as directors. Mr. Cook will then resign from the Board. Immediately following Mr. Cook's resignation, Messrs. Berrett and Ford will appoint Jeanie Hildebrand, one of the Designees, to the Board to fill the vacancy created by the resignation of Mr. Cook. Each person so appointed shall serve as a director of the Company until the next Annual Meeting of Shareholders or until his successor is elected and qualified. Any officer elected or appointed by a majority vote of the Board may be removed by a majority vote of the Board whenever in its judgment the best interests of the Company will be served thereby. No director receives any compensation from the Company for services as a director.

     There are no family relationships among any of the Designees or the directors or executive officers of the Company.

     The following information is furnished for each of the executive officers and directors of the Company and for the Designees:

     RADD C. BERRETT has served as the President and Chief Executive Officer of the Company since October 1998. Since June 1994 he has been employed by H.M.E as manager of operations. H.M.E. is a Utah corporation in the business of marketing and public relations. From September 1993 to September 1996 he was employed by a subsidiary of Freecom, a Utah corporation engaged in marketing liquidated merchandise.

     RICHARD A. FORD has served as the Secretary, Treasurer, CFO, and Principal Accounting Officer of the Company since October 1998. Since January 1998 he has been an independent insurance agent offering senior care insurance. From 1992 to 1997 Mr. Ford was employed by Honda of Kirkland, a Honda dealership, as the service manager.

     JEANIE HILDEBRAND has, since 1993, been employed by Control Technology, Inc., an electrical equipment distributor, as a customer service representative and department manager.

     RICHARD R. COOK, has served as a director of the Company since 1995, and served as corporate counsel to the Company from December 1994 to 1998. From 1988 to the present Mr. Cook has been counsel and a director for Au International, Inc. He has raised money for Au and devoted a substantial amount of his time to the operation of Au. During this time period he has also been actively involved as a consultant and fund raiser with The Great Alaska-Yukon Mining and Trading Company, Inc., a closely held company attempting to develop an entertainment complex in Orlando, Florida, based upon an Alaskan theme. Mr. Cook is licensed to practice law in the State of Florida, and is engaged in the part-time practice of law. His practice is devoted mainly to wills, trusts, and corporations. He holds A.B. degree in psychology form Indiana University, Bloomington, Indiana. He holds J.D. degree in law from Indiana University, Bloomington, Indiana.

     The Company has been inactive since 1997. It is the intention of the Designees to seek a new business venture for the Company. It is anticipated that the acquisition of such new business venture will result in a change of control of the Company, possibly through the issuance of a controlling number of shares of Common Stock, a change of management, or otherwise.

Certain Relationships and Related Transactions

     During the year ended December 31, 1997, certain former officers and directors of the Company, and Mr. Cook, a present director of the Company, maintained a close relationship with Au International, Inc. ("Au"), a chapter S corporation organized in 1990. Au is the owner of certain mining claims on approximately 43,000 acres of land in the State of Alaska, of which 7,320 had been optioned to the Company. Mr. Cook owns approximately 4.75 % of the outstanding stock of Au and is a director and corporate counsel to the company. The Company no longer holds any option to such mining claims and has no relationship to or interest in Au.

Section 16(a) Beneficial Ownership Reporting Compliance

     For the fiscal year ended December 31,1997, the following persons, who were directors, officers, or beneficial owners of more than 10% of the Common Stock during such fiscal year, and who failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934 during such fiscal year or any prior fiscal year:
     Number ofNumber of
     NamePositionLate ReportsUnreported Transactions
     Richard R. CookDirector & OfficerTwo (Form 3 & 5)One
     Donald S. ThayerDirector & OfficerTwo (Form 3 & 5)One
     James A. ThumserDirector & OfficerTwo (Form 3 & 5)One

None of the above-referenced Form 3s or 5s has been filed.

Certain Information About the Board of Directors

     The Company has no standing audit, nominating or compensation committees of the Board, or committees performing similar functions. During the fiscal year ended December 31,1997, the Board held one meeting.

Executive Compensation

     There has been no compensation awarded to, earned by, or paid to any of the executive officers of the Company during the years ended December 31, 1997 or 1996.